Exhibit 99.95

Amaya Announces Normal Course Issuer Bid and Provides Corporate Update

MONTREAL, Jan. 12, 2015 /CNW/ - Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today announced a share buyback program and also provided a corporate update.

NORMAL COURSE ISSUER BID

Amaya announced it intends to make a normal course issuer bid (“NCIB”) to purchase and cancel up to 5,399,631 common shares over a one-year period, representing up to approximately 5% of the public float of Amaya’s common shares as of January 9, 2015. The Corporation intends to fund such purchases through proceeds of certain divestments and cash on hand.

Amaya believes that its current share price does not reflect the underlying value of the Corporation, and that purchasing shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.

The Corporation intends to buy back common shares for cancellation from time to time when it determines the price at which they are trading is undervalued and that such purchases provide the best use of available cash. The NCIB is subject to acceptance by the Toronto Stock Exchange (“TSX”) and, if accepted, will be made in accordance with the applicable rules and policies of the TSX applicable.

Common shares will be purchased through the facilities of the TSX at prevailing market prices at the time of purchase. In accordance with the applicable TSX rules, the maximum amount of daily purchases may not exceed 25% of the average daily trading volume of the common shares, and the Corporation may make, once per calendar week, a block purchase of common shares not owned, directly or indirectly, by insiders of Amaya that exceeds the daily repurchase restriction.

CORPORATE UPDATE

Cadillac Jack Strategic Review

Further to Amaya’s previously announced strategic review of its B2B land-based gaming solutions business, Cadillac Jack Inc., Amaya has received and is evaluating non-binding proposals from certain persons. While discussions are ongoing, there can be no assurance that the Corporation’s strategic review process will result in the consummation of any specific action. There is no defined timeline for the strategic review. Further developments with respect to this process will be provided when, and if, Amaya’s Board of Directors approves a specific action or otherwise deems further disclosure appropriate or required. If a specific action is consummated that results in a divestiture, the Corporation intends to use the proceeds of such transaction to primarily facilitate the repayment of indebtedness.

Ongame Divestiture and NYX Investment

In the fourth calendar quarter of 2014, Amaya completed the divestiture of Ongame Network Limited, its B2B poker and platform provider, to NYX Gaming Group Ltd. (“NYX Gaming Group”), as discussed in the Corporation’s November 14, 2014 earnings release. In connection with the divestiture, Amaya made a strategic investment in NYX Gaming Group via a subscription of an unsecured convertible debenture, which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. Interest and principal are payable in kind in NYX Gaming Group common shares at Amaya’s option. On December 30, 2014, NYX Gaming Group announced that it had completed its initial public offering and its shares have started trading on the TSX Venture Exchange under the symbol NYX.

B2B Assets Review

The Corporation intends to explore various strategic opportunities to divest its other B2B assets. The intention is to examine strategic alternatives for these B2B assets that will maximize shareholder value by facilitating the repayment of indebtedness and/or the repurchase and cancellation of the Corporation’s common shares. There is no timeline for this process. The Corporation will provide further updates if and when they are required or as appropriate.

ABOUT AMAYA

Amaya is the owner of Rational Group, which owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. Amaya also provides B2B interactive and physical gaming solutions to the regulated gaming industry.

Forward-Looking Statements

Certain statements included herein, including those that express management’s expectations or estimates of our future performance or future events constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic, regulatory and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information: For Media Inquiries: Eric Hollreiser, Press@amaya.com; For Investor Inquiries: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com

CO: Amaya Gaming Group Inc.

CNW 07:45e 12-JAN-15